EXHIBIT 99.1

Press Release Dated December 16, 2010, Suncor Energy to release 2011 guidance and strategic growth update

Media Advisory

FOR IMMEDIATE PUBLICATION

Suncor Energy to release 2011 guidance and strategic growth update

Calgary, Alberta (Dec. 16, 2010) — Suncor Energy Inc. will release its 2011 guidance and strategic growth update on Friday, December 17, 2010 at 12:30 a.m. MST (2:30 a.m. EST).

Following the release, a 90-minute webcast will begin at 7:30 a.m. MST (9:30 a.m. EST) to review the guidance. Representing management will be Rick George, president and chief executive officer, Steve Williams, chief operating officer, Bart Demosky, chief financial officer and Jay Thornton, executive vice president, Energy Supply, Trading and Development. A question and answer period will follow a slide presentation and remarks from management. Helen Kelly, manager, investor relations, will host the webcast.

To access the webcast, go to www.suncor.com/webcasts.

Please note that if you wish to participate in the question and answer period, you will also need to dial in via teleconference:

•                  if calling from North America:  1-877-240-9772

•                  if calling from outside North America:  +1-416-340-8530

An archive of the conference call will be available until Friday, December 31, 2010.

To access the archive:

•                  from North America: 1-800-408-3053 (pass code: 6226721)

•                  from outside North America:  +1-905-694-9451 (pass code:  6226721)

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com

For more information:

Investor inquiries:	Helen Kelly 403-296-6557
Media inquiries:	403-920-8332

Suncor Energy Inc.
P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3
www.suncor.com